EXHIBIT B

EARNINGS RELEASE FOR THE QUARTER ENDED
SEPTEMBER 30, 2002 IN U.S. DOLLARS PREPARED FOR THE U.S. MARKET. AUSTRALIAN
READERS SHOULD REFER TO THE AUSTRALIAN DOLLAR EARNINGS RELEASE

NEWS CORPORATION REPORTS FIRST QUARTER
OPERATING INCOME GROWTH OF 51% TO $548
MILLION

REVENUES INCREASE 12% TO $3.8 BILLION

NET PROFIT BEFORE OTHER ITEMS INCREASES 95%
TO $162 MILLION

QUARTER HIGHLIGHTS

•	Strong ratings and subscriber growth at Fox News Channel and FX plus higher affiliate rates at the Regional Sports Networks drive Cable Network Programming operating income up nearly fourfold.
•	Television segment operating income nearly quadruples from stronger advertising at the television stations and FOX broadcast network.
•	Filmed Entertainment reports another quarter of strong operating income. Home entertainment sales of film and television titles and box office success bolster bottom-line.
•	Print businesses report higher earnings contributions in aggregate on continued strength of the Magazines and Inserts and Book Publishing segments. Higher circulation at nearly all newspapers.

NEW YORK, NY, November 5, 2002—The News Corporation Limited (NYSE: NWS, NWS.A) today reported first quarter consolidated revenues of $3.8 billion, a 12% increase over the $3.4 billion in the prior year and consolidated operating income of $548 million, up 51% over the $362 million a year ago. The year-on-year growth was driven primarily by substantial increases in the Television and Cable Network Programming segments.

Net profit for the fiscal first quarter was $162 million, an increase of $89 million over the $73 million reported in the prior year. Net profit before other items was $162 million compared to $83 million reported in the first quarter a year ago.

The News Corporation Limited
Incorporated in South Australia

A.C.N 007-910-330
2 Holt Street Sydney; Correspondence:  G.P.O. Box 4245 Sydney, Australia; Telephone:  (02) 9288-3000

Management Review of Performance

The Statement of Financial Performance, Statement of Financial Position and Statement of Cash Flows for the first quarter are attached. The following commentary is made in respect to those statements, including an analysis of certain information contained therein.

Net Profit Attributable to Members of the Parent Entity

The reported net profit attributable to members of the parent entity for the fiscal first quarter consisted of the following items:

	3 Months Ended September 30,
	2002	2001
	US $ Millions (except per ADR amounts)
Revenue	$3,813	$3,402

Operating income	548	362
Associated entities before other items	(96)	(62)
Interest expense, net	(124)	(130)
Dividends on exchangeable preferred securities	(13)	(12)

Profit before income tax expense, outside equity interest and other items	315	158
Income tax expense	(98)	(42)
Outside equity interest	(55)	(33)

Net profit before other items	162	83

Other items, net of tax and outside equity interest: [a]
Group	—	11
Associated entities	—	(21)

Total other items	—	(10)

Net profit attributable to members of the parent entity	$162	$73

Earnings per ADR on net profit before other items, net	$0.12	$0.06

Weighted average number of ADRs outstanding in millions (diluted)	1,282	1,196

The following commentary discusses the major components of these results.

a Previously referred to as “abnormal items”. This caption has been changed to be consistent with the presentation contained in the Statement of Financial Performance on page 12 of this release, which complies with Australian Accounting Standard AASB1018, “Statement of Financial Performance.”

Consolidated Operating Income	3 Months Ended September 30,
	2002	2001
	US $ Millions
Filmed Entertainment	$100	$122
Television	188	52
Cable Network Programming	118	32
Magazines & Inserts	51	44
Newspapers	57	74
Book Publishing	58	41
Other	(24)	(3)

Consolidated Operating Income	$548	$362

CHAIRMAN’S COMMENTS

Commenting on the results, Chairman and Chief Executive Rupert Murdoch said:

“The first quarter results resoundingly confirm the strength of our Company. Operating income growth of 51 percent—generated across nearly all of our key operating segments—reflects not only the resurgence of the advertising market but, more important for the future, the underlying health of our assets. Viewership and readership are growing steadily at nearly all of our businesses, resulting in higher advertising and subscriber revenues. Operating costs across the Company have come down significantly, resulting in higher margins. And our balance sheet continues to be very strong. These results could not have been achieved without the remarkable commitment and talents of our management team who have executed our strategy of building, streamlining and integrating industry-leading businesses. It is this strategy that saw us through the difficult economic times of the past two years and that now positions us for robust and sustained growth going forward.”

First quarter net losses at associated entities before other items were $96 million versus losses of $62 million a year ago. The year-over-year decline was primarily due to the inclusion of Stream losses as well as $59 million of unrealized foreign currency charges related to debt at NetSat. These declines were partially offset by improved results at the Fox Sports Cable Networks associates, principally due to the absence of prior year player contract buy-outs, and from better performance at Innova. A detailed discussion of the components of associated entities’ losses is provided later in this release.

First quarter net profit before other items increased to $162 million ($0.12 per ADR) versus $83 million ($0.06 per ADR) in the prior-year primarily due to significantly higher consolidated operating income partially offset by higher losses at the associated entities. Cash flow from operations after capital expenditures improved by $108 million compared to the first quarter a year ago primarily reflecting the increase in net profit.

REVIEW OF OPERATING RESULTS

FILMED ENTERTAINMENT

The Filmed Entertainment segment reported first quarter operating income of $100 million, compared to $122 million in the same period a year ago. Current-year results include the strong worldwide home entertainment performances of Shallow Hal, Behind Enemy Lines and Super Troopers combined with solid contributions from catalog titles in various ancillary markets worldwide including home entertainment and pay- and free-TV. These contributions were partially offset by marketing costs for several successful first and second quarter theatrical releases. Prior-year results were driven by the worldwide theatrical success of Planet of the Apes, which was released in July 2001.

Twentieth Century Fox Television (TCFTV) contributions increased versus the first quarter a year ago reflecting continued growth from home entertainment sales of television product and higher syndication revenues. Home entertainment benefited from both the international and domestic performances of various titles, including The Simpsons,24 and Dark Angel whereas syndication revenues were bolstered most notably by King of the Hill, which did not premiere in syndication last year until the end of the first quarter. TCFTV also added to its stable of television hits during the quarter with several new series premiering to strong ratings, including Cedric the Entertainer on FOX and Still Standing on CBS.

TELEVISION

The Television segment reported first quarter operating income of $188 million, up $136 million versus the same period a year ago, reflecting an 81% profit increase at the Fox Television Stations and an 82% improvement at the Fox Broadcasting Company.

Fox Television Stations’ first quarter operating income grew $93 million. The group benefited from a stronger advertising market versus the first quarter of fiscal 2001, when an already soft economy was further weakened by the events of September 11th. Additionally, current-year earnings growth was fueled by margin expansion primarily from cost reductions achieved from the integration of the duopoly stations acquired in conjunction with the Chris-Craft transaction.

At the Fox Broadcasting Company, higher prime-time ratings during the quarter and a stronger advertising environment improved operating results versus a year ago. Prime-time ratings during the quarter were up 13% over the prior year among adults 18-49, driven by the record-breaking performance of American Idol, which was the summer’s top-rated series on any network. Weak prior-year results included pre-emptions associated with the September 11th terrorist attacks.

STAR’s operating results continue to improve, with losses from this traditionally weak quarter declining 27% versus a year ago. The gains were fueled by 15% revenue growth primarily from subscription and advertising revenue increases, particularly at STAR Plus in India. STAR Plus maintained its leadership position as the number one cable channel in the region and now broadcasts, on average, 18 of the top 20 Hindi programs. STAR’s revenue gains were partially offset by costs associated with developing new platforms and expanding existing channels as STAR continues to drive distribution and ratings across the region.

CABLE NETWORK PROGRAMMING

Cable Network Programming, comprising the Fox News Channel (FNC), Fox Sports Networks (including the Regional Sports Networks (RSNs), the FX Channel and Speed Channel), the Los Angeles Dodgers and other cable-related businesses, reported first quarter operating income of $118 million, an improvement of $86 million over last year’s results. This success reflects strong growth across all of the Company’s cable television channels.

The Fox News Channel reported operating income growth of $29 million in the first quarter primarily due to increases in both affiliate and advertising revenues. Affiliate revenues were driven by a 10% increase in subscribers over the past year. At quarter-end, the subscriber base had expanded to 81 million Nielsen subscribers. Strong ad sales growth reflects double-digit ratings improvements as well as increased pricing and distribution. The first quarter marked the third consecutive quarter FNC was the most watched cable news network. Additionally, FNC was the only news network to show ratings gains versus a year ago.

Fox Sports Networks’ first quarter operating profit improved 87% primarily due to strong results at the RSNs and FX, as well as higher contributions from the Sunshine Network and Speed Channel, both of which were consolidated for the full quarter. Double-digit revenue growth at the RSNs from higher affiliate pricing, additional subscribers and increased advertising more than offset higher production and programming expenses associated with the broadcast of additional events during the quarter. Increased contributions from FX were fueled by advertising and affiliate revenue gains as a result of prime–time ratings growth of 17% among adults 18-49 and a 10% increase in subscribers over the past year. These revenue gains were partially offset by higher programming costs for syndicated series as well as original programming, including Emmy Award winning The Shield.

MAGAZINES AND INSERTS

The Magazines and Inserts segment reported first quarter operating income of $51 million, an increase of $7 million versus a year ago. This 16% improvement was primarily due to higher revenues from the InStore division and reduced operating expenses.

NEWSPAPERS

The Newspapers segment reported first quarter operating income of $57 million, a 23% decrease versus the same period a year ago. Revenue gains from strengthened advertising in the Company’s major newspaper markets were more than offset by circulation revenue declines in the UK as a result of The Sun’s discounted pricing to match the competition.

The UK newspaper group reported a 50% operating income decline in local currency terms for the first quarter compared to a year ago. Slightly higher advertising revenue, particularly at The Sun, was more than offset by circulation revenue declines due to the cover price reductions at The Sun. As a result of this initiative, The Sun’s circulation is up 4% compared to the first quarter a year ago and its market share has grown, achieving its largest circulation advantage over The Mirror in the last five years.

The Australian newspaper group reported an 11% increase in first quarter operating income in local currency terms driven by a firming advertising environment and higher circulation revenue plus a reduction in newsprint costs. Overall advertising revenue increased 2% primarily from strength in the residential property and retail advertising markets which was partially offset by a decline in national display advertising. Circulation revenue rose 4% over year ago levels as a result of strong circulation and higher cover prices across the region.

BOOK PUBLISHING

HarperCollins reported record operating profit of $58 million during the first quarter, 41% above the same period a year ago. The strong quarterly results reflect exceptional performance around the world, with a particularly strong contribution from the U.S. General Books Group. During the quarter, HarperCollins had 36 titles on The New York Times bestseller lists with six titles that reached number one including The Perricone Prescription, Divine Secrets of the Ya-Ya Sisterhood, Dr. Atkins New Diet Revolution, The Bad Beginning, All-American Girl and If You Take A Mouse To School.

OTHER

During the quarter, the Company completed its acquisition of WPWR-TV, a UPN affiliate in the Chicago market. As a result of this transaction, the Company owns and operates 35 stations, with duopolies in the top three U.S. television markets and in nine of the top 20.

Subsequent to quarter-end, the Company, along with Telecom Italia, signed a definitive agreement to acquire the Italian pay-TV business Telepiu from Vivendi Universal. The acquisition is expected to be completed by the end of the calendar year, whereupon Telepiu will be combined with Stream, the Italian pay-TV platform jointly owned by the Company and Telecom Italia. Upon completion, the Company will own an 80.1 percent interest in the combined entity.

REVIEW OF ASSOCIATED ENTITIES RESULTS

First quarter net losses at associated entities before other items were $96 million versus losses of $62 million a year ago. The year-over-year decline was primarily due to the inclusion of Stream losses as well as $59 million of unrealized foreign currency charges related to debt at NetSat. These declines were partially offset by improved results at the Fox Sports Cable Networks associates, principally due to the absence of prior year player contract buy-outs, and from better performance at Innova.

The Company’s share of associated entities earnings (losses) is as follows:

			3 Months Ended September 30,
	% Owned		2002	2001
Platforms:
Sky Latin America:
NetSat – Brazil	43.9	%(a)	$(67)	$(31)
Innova – Mexico	30.0%		(8)	(19)
Other	Various		(8)	(11)
FOXTEL – Australia	25.0%		(2)	(2)
Stream	50.0%		(39)	—
Channels:
Fox Sports Cable Networks	Various		12	(8)
STAR Associates:
ESPN STAR Sports	50.0%		1	(2)
Other STAR	Various	(b)	(4)	(1)
Other Associates	Various	(c),(d)	19	12

Net loss from associated entities before other items			$(96)	$(62)
Other items			—	(21)

Net loss from associated entities			(96)	(83)

Further details on the associated entities follow.

(a)	For the three months ended September 30, 2001, News Corporation’s share of NetSat was 36%.

(b)	Primarily comprising Phoenix Satellite Television, Taiwan Cable Systems, and Hathway Cable.

(c)
Primarily comprising Gemstar-TV Guide International, Independent Newspapers Limited, Queensland Press, The National Geographic Channels, Fox Family Worldwide (until it was sold in October 2001), Fox Sports International (until the remaining interest was purchased and consolidated in December 2001), and BSkyB.

(d)
The Company’s investment basis in BSkyB has been negative since December 31, 2001. Accordingly, the Company’s share of BSkyB’s results will not be recognized until the investment basis is once again positive.

NetSat (in US$) – Brazil	3 Months Ended September 30,
	2002		2001
	Millions (except subscribers)
Revenues (in local currency)	R$	130	R$	125
Revenues		$42		$49
EBITDA		(1)		(7)
Net loss		$(157)		$(85)

News’ reportable 43.9/36% share (in US$)		$(67)		$(31)

Net Debt (excluding capitalized leases)		$208		$209
Ending Subscribers		704,000		698,000

NetSat’s revenues, which grew 4% in local currency terms due to a higher subscriber base, decreased on a reported basis due to the continued decline of the Brazilian Real versus the U.S. dollar. EBITDA losses improved, primarily due to cost savings in set-top box subsidies and postponed marketing campaigns. The increase in net loss principally reflects a higher foreign exchange charge from the weakening of the Brazilian Real on U.S. dollar denominated liabilities.

Innova (in US$) – Mexico	3 Months Ended September 30,
	2002	2001
	Millions (except subscribers)
Revenues (in local currency)	Ps. 834	Ps. 789.
Revenues	$ 84	$ 85
EBITDA	26	10
Net loss	$ (28)	$ (62)

News’ reportable 30% share (in US$)	$ (8)	$ (19)

Net Debt (excluding capitalized leases)	$ 358	$ 369
Ending Subscribers	699,000	687,000

Innova’s revenues, which grew 6% in local currency terms, decreased on a reported basis due to the continued decline of the Mexican Peso versus the U.S. dollar. The revenue increase in local currency reflects a higher subscriber base and price increases. Innova’s EBITDA growth reflects lower satellite and infrastructure costs, as well as lower subscriber acquisition costs. Additionally, the decline of the Mexican Peso decelerated during the quarter as compared to the same period a year ago, resulting in reduced foreign exchange losses.

FOXTEL (in A$) – Australia	3 Months Ended September 30,
	2002		2001
	Millions (except subscribers)

Revenues	A$	138	A$	124
EBITDA		(12)		(15)
Net loss	A$	(17)	A$	(18)

News’ reportable 25% share (in US$)		$(2)		$(2)

Ending Subscribers		805,000		760,000

FOXTEL’s revenues for the quarter increased 11%, principally due to a 6% increase in subscribers compared to a year ago. EBITDA losses for the quarter improved A$3 million as increased revenues were partially offset by an increase in sports programming costs related to the Australian Football League rights and the FOX Footy Channel. At quarter-end, FOXTEL had 805,000 subscribers, 40% of whom were satellite subscribers.

Fox Sports Cable Networks* (in US$):	3 Months Ended September 30,
	2002	2001
	Millions (except subscribers)

Net income (loss)	$12	$(22)

AGAAP Adjustments (1)		14

News’ reportable share*	$12	$(8)

Ending Subscribers	44,410,000	50,101,000

The increase in net income, reported by Fox Sports Cable Networks for the quarter, reflects the impact of player contract buy-outs in the prior year combined with the favorable impact of lower amortization at Regional Programming Partners from its adoption of FAS 142.

*
Various associated interests ranging from 20 percent to 50 percent, primarily comprising Regional Programming Partners (including Madison Square Garden), Sunshine Network (until January 2002), Fox Sports Bay Area, Fox Sports Chicago, National Sports Partnership and National Advertising Partnership.

[1]
Principally reflects adjustments for reporting under Australian Generally Accepted Accounting Principles (“AGAAP”) relating to capitalized losses from start-up businesses and identifiable intangible amortization.

ESPN STAR Sports (in US$) – Asia	3 Months Ended September 30,
	2002	2001
	Millions (except viewership)

Revenues	$37	$25
EBITDA	6	(2)
Net income (loss)	$3	$(5)

News’ reportable 50% share	$1	$(2)

Viewership	186,363,000	138,966,000

Revenue for the quarter increased 48% reflecting increased subscription revenues, principally due to subscriber and rate growth in India and Hong Kong, as well as increased advertising revenues from the India/Sri Lanka cricket tour of England. EBITDA improved $8 million as the increase in revenues was partially offset by higher programming and production costs associated with the India/Sri Lanka cricket tour of England. Overall viewership at ESPN STAR Sports increased 34% to approximately 186 million, mainly due to growth in China and Korea.

Foreign Exchange Rates

Average foreign exchange rates used in the year-to-date profit results are as follows:

	3 Months Ended September 30,
	2002	2001
Australian Dollar/U.S Dollar	0.55	0.52
U.K. Pounds Sterling/U.S. Dollar	1.55	1.44

To receive a copy of this press release through the Internet, access News Corp’s corporate Web site located at http://www.newscorp.com

Audio from News Corp’s meeting with analysts on the first quarter results can be heard live on the Internet at 4:45 p.m. Eastern Standard Time today. To listen to the call, visit http://www.newscorp.com

Cautionary Statement Concerning Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from these expectations due to changes in global economic, business, competitive market and regulatory factors. More detailed information about these and other factors that could affect future results is contained in our filings with the Securities and Exchange Commission. The “forward-looking statements” included in this document are made only as of the date of this document and we do not have any obligation to publicly update any “forward-looking statements” to reflect subsequent events or circumstances, except as required by law.

CONTACTS:
Reed Nolte, Investor Relations	Andrew Butcher, Press Inquiries
212-852-7092	212-852-7070

STATEMENT OF FINANCIAL PERFORMANCE [a]		3 Months Ended September 30,
	Note	2002	2001
		US $ Millions (except per ADR amounts)
Sales revenue	1	$3,813	$3,402
Operating expenses		3,265	3,040

Operating income	1	548	362
Net loss from associated entities		(96)	(83)
Borrowing costs		(152)	(169)
Interest income		28	39

Net borrowing costs		(124)	(130)
Dividend on exchangeable preferred securities		(13)	(12)
Other revenues before income tax		—	252
Other expenses before income tax		—	(223)
Profit from ordinary activities before tax		315	166

Income tax expense on:
Ordinary activities before change in accounting policy and other items		(98)	(42)
Other items		—	(18)
Net income tax expense		(98)	(60)

Net profit from ordinary activities after tax		217	106
Net profit attributable to outside equity interests		(55)	(33)

Net Profit Attributable to Members of the Parent Entity		$162	$73

Net exchange (losses) gains recognized directly in equity		(8)	228

Total change in equity other than those resulting from transactions with owners as owners		$154	$301

Basic/diluted earnings per ADR on net profit attributable to members of the parent entity
Ordinary ADRs		$0.108	$0.049
Preferred limited voting ordinary ADRs		$0.130	$059
Ordinary and preferred limited voting ordinary ADRs		$0.12	$0.06

*
Following the issuance in June 2002 of the revised Australian Accounting Standard AASB1018 “Statement of Financial Performance” this statement has been reformatted from previous presentations to comply with the format prescribed in the revised Accounting Standard.

STATEMENT OF FINANCIAL POSITION	September 30, 2002	June 30, 2002
ASSETS	US $ Millions
Current Assets
Cash	$1,962	$3,574
Receivables	3,495	3,276
Inventories	1,139	1,091
Other	305	319
Total Current Assets	6,901	8,260

Non-Current Assets
Receivables	455	449
Investments in associated entities	3,908	3,878
Other investments	950	966
Inventories	2,671	2,387
Property, plant and equipment	3,752	3,762
Publishing rights, titles and television licenses	20,241	19,936
Goodwill	254	257
Other	370	398
Total Non-Current Assets	$32,601	32,033

Total Assets	$39,502	$40,293

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Interest bearing liabilities	$105	$1,047
Payables	4,628	4,553
Tax liabilities	438	478
Provisions	241	129

Total Current Liabilities	5,412	6,207

Non-Current Liabilities
Interest bearing liabilities	7,666	7,662
Payables	2,204	2,286
Tax liabilities	299	245
Provisions	669	679

Total Non-Current Liabilities Excluding Exchangeable Preferred Securities	10,838	10,872

Exchangeable preferred securities	953	953

Total Liabilities	17,203	18,032
Shareholders’ Equity
Contributed equity	17,138	17,137
Reserves	440	530
Retained profits	1,997	1,843

Shareholders’ equity attributable to members of the parent entity	19,575	19,510
Outside equity interests in controlled entities	2,724	2,751

Total Shareholders’ Equity	22,299	22,261

Total Liabilities and Shareholders’ Equity	$39,502	$40,293

STATEMENT OF CASH FLOWS	3 Months Ended September 30,
	2002	2001
Operating Activity	US $ Millions
Net profit attributable to members of the parent entity	$162	$73
Adjustment for non-cash and non-operating activities:
Associated entity losses, net of dividends	97	65
Depreciation and amortization	102	97
Provisions	21	(21)
Other items, net	—	10
Change in assets and liabilities:
Receivables	(116)	(87)
Inventories	(282)	(236)
Payables	129	105

Cash provided by operating activity	113	6

Investing and other activity
Property, plant and equipment	(87)	(88)
Investments	(638)	(1,238)
Proceeds from sale of non-current assets	26	343

Cash used in investing activity	(699)	(983)

Financing activity
Repayment of debt	(1,022)	—
Issuance of shares and preferred securities	1	8
Dividends paid	(2)	(18)
Leasing and other finance costs	(1)	—

Cash used in financing activity	(1,024)	(10)

Net decrease in cash	(1,610)	(987)
Opening cash balance	3,574	2,842
Exchange movement on opening cash balance	(2)	15

Closing cash balance	$1,962	$1,870

Note 1 – SEGMENT DATA	3 Months Ended September 30,
	2002	2001
BY GEOGRAPHIC AREAS	US $ Millions
Sales Revenue
United States	$2,889	$2,561
United Kingdom	590	540
Australasia	334	301

	$3,813	$3,402

Operating Income
United States	$468	$281
United Kingdom	56	71
Australasia	24	10

	$548	$362

BY INDUSTRY SEGMENT
Sales Revenue
Filmed Entertainment	$882	938
Television	1,024	792
Cable Network Programming	554	436
Magazines and Inserts	194	199
Newspapers	607	570
Book Publishing	347	313
Other	205	154

	$3,813	$3,402

Operating Income
Filmed Entertainment	100	122
Television	188	52
Cable Network Programming	118	32
Magazines and Inserts	51	44
Newspapers	57	74
Book Publishing	58	41
Other	(24)	(3)

	$548	$362